HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

March 17, 2003

SEC FILE NO. 82-3648

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding further delay in despatch of major transaction circular, dated February 19, 2003, published (in the English language) in the The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on February 20, 2003.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

4/14

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

H:\dlaiadr\19056\0001\26sec.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
FURTHER DELAY IN DESPATCH OF MAJOR TRANSACTION CIRCULAR

The Circular will be despatched on or before 6th March 2003.

Terms used in this announcement shall have the same meanings as defined in the Announcement, the Second Announcement and the announcement dated 29th January 2003 (the "Third Announcement") unless the context otherwise requires.

Reference is made to the Third Announcement in which it was mentioned that the Company applied to the Stock Exchange for an extension of the latest time for despatch of the Circular from 30th January 2003 to 20th February 2003. The Stock Exchange has, on 4th February 2003, approved such application. The Circular will be despatched on or before 6th March 2003. Accordingly, the Company has applied to the Stock Exchange for a further extension of the latest time for despatch of the Circular from 20th February 2003 to 6th March 2003. The reason for such application being that additional time is required by the Company to obtain and incorporate the audited results of Royal for the year ended 31st December 2002 so that Shareholders will be provided with the latest information on the financial position and trading prospects of Royal and by the Company's auditors to finalise certain financial information of Royal and the Group for inclusion in the Circular.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 19th February 2003

HCBI 786/2002

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION NO. 786 OF 2002

IN THE MATTER OF the Bankruptcy Ordinance (Cap.6)
And
IN THE MATTER OF Ng Chung Ming, Debtor

NOTICE OF CREDITORS' MEETING

NOTICE is hereby given pursuant to the Order of Master A. Ho of High Court in Chambers dated 19/2/2003 that :-

1. The creditors' meeting scheduled to be held on Tuesday, 25th February 2003 at 11:00 a.m. at the office of Messrs. Chan Fan & Co., CPA of Unit 1501, AT Tower, 180 Electric Road, North Point, Hong Kong be vacated.
2. A fresh creditors' meeting be held on Friday, 7th March 2003 at 11:00 a.m. at the office of Messrs. Chan Fan & Co., CPA of Unit 1501, AT Tower, 180 Electric Road, North Point, Hong Kong.

Creditors can obtain from the nominee copy each of (i) the Debtor's 2nd revised proposal for voluntary arrangement dated 10th January 2003, (ii) the 2nd revised statement of affairs as at 31st December 2002, (iii) 3rd Supplemental Affirmation of the Debtor filed herein on 14th January 2003; (iv) the 2nd revised notice to intended nominee dated 10th January 2003; (v) the nominee's revised report and comments on the 2nd revised proposal filed herein on 6th February 2003, (vi) a form of proxy; (vii) a notice of claim form; and (viii) the important notes to the notice.

Dated this 20th day of February 2003.

Chan Cho Chak, Nominee
Messrs. Chan Fan & Co., CPA
Unit 1501, AT Tower,
180 Electric Road,
North Point,
Hong Kong
(Tel: 2856 0870)

41207

NOTICE OF CREDITOR'S MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION No. 1236 of 2002

Re: Uschimoto Hiroki

NOTICE is hereby given that the Creditor's Meeting summoned by interim order made on 7th February 2003 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of Messrs. Jimmie K. S. Wong & Company, Solicitors, Room 1202, 12th Floor, Double Building, 22 Stanley Street, Central, Hong Kong on 7th March 2003 (Friday) at 2:00 p.m.

Creditors can obtain a copy of (i) the Debtor's proposal, (ii) the summary of statement of affairs, (iii) the nominee's reports and comments on the proposal, (iv) a form of proxy, (v) a notice of claim form and (vi) the important notes to the notice from the office of K. C. Liu & Co, Certified Public Accountants, of Room 1101, Witty Commercial Building, 1A-1L Tung Choi Street, Mong Kok, Kowloon. (Ref: JW/5759/2002)

Dated this 20th day of February 2003.

Liu Kwok Chu
Nominee

HCA 2424/2002

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE ACTION NO.2424 OF 2002

****

BETWEEN
SOUTH CHINA FINANCE COMPANY LIMITED Plaintiff
and
SAJNANI SUNDER SHAMDAS Defendant

****

To : The Defendant SAJNANI SUNDER SHAMDAS of 83-85 Chatham Road, 10C Golden Mansion, Kowloon, Hong Kong.

TAKE NOTICE that an action has been commenced against you in the High Court of the Hong Kong Special Administrative Region, Court of First Instance, Action 2424 of 2002 by the Plaintiff SOUTH CHINA FINANCE COMPANY LIMITED of 28th Floor, Bank of China Tower, No.1 Garden Road, Central, Hong Kong in which the Plaintiff's claim is for the sum of HK$605,881.86 together with interest at the rate of 3% above the prime rate of The Hongkong and Shanghai Banking Corporation Limited from 1st May 2002 to the date of Judgment or sooner payment and thereafter at judgment rate until full payment and costs of the action.

AND FURTHER TAKE NOTICE that the Court has appointed 21st March 2003 at 3:30 o'clock in the afternoon at Court No. 38 of the High Court, 38 Queensway, Hong Kong for the hearing of the Plaintiff's application for leave to enter judgment against you on which day you are required to appear, and if you do not appear, the Court may enter judgment against you in your absence.

And that it has been ordered that service of this Notice of the Hearing in the said action on you be effected by this advertisement.

Lily Fenn & Partners
Solicitors for the Plaintiff,
Room D, 32nd Floor, Tower 1,
Lippo Centre, 89 Queensway,
Hong Kong.
Tel : 2522-9882
Ref : LF/S/200210299/TT
The 20th day of February 2003

29439

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Winners of Lucky Draw are:

PRIZE: One Quantity of Rasonic steaming and stewing mug
NO. OF WINNERS: Five
1. K9439XXX 2. O5352XXX 3. E8930XXX
4. C4998XXX 5. R0037XXX
The above winners will be notified individually for gift redemption. Lucky draw license no.:019368

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港股權威
ET Net
經濟通
大鱷，何足懼！



HANG FUNG GOLD TECHNOLOGY LIMITED
恒豐金業科技有限公司*

（於百慕達註冊成立之有限公司）

截至二零零二年十二月三十一日止九個月之未經審核財務業績

鑒於恒豐金業科技有限公司（「本公司」）為 S.W. Lam, Inc. 之聯營公司，該公司在美國全國證券交易商協會電子告示板掛牌，因此本公司與 S.W. Lam, Inc. 須在香港和美國同步發表兩者之季度及年度業績。

本公司之董事欣然公佈本公司、其附屬公司及聯營公司（合稱「本集團」）截至二零零二年十二月三十一日止三個月及九個月之未經審核綜合收益表，連同二零零一年同期之比較數字茲列如下：

	附註	（未經審核）截至十二月三十一日止三個月 二零零二年 港幣千元	二零零一年 港幣千元	（未經審核）截至十二月三十一日止九個月 二零零二年 港幣千元	二零零一年 港幣千元
營業額	(2)	420,246	350,322	1,290,506	968,475
銷售成本		(317,717)	(298,651)	(1,035,923)	(825,641)
毛利		102,529	51,671	254,583	142,834
銷售、分銷及推廣開支		(40,132)	(10,789)	(97,669)	(22,438)
一般及行政開支		(33,495)	(22,768)	(83,442)	(59,195)
經營溢利		28,902	18,114	73,472	61,201
利息收入		262	1,402	3,218	6,027
利息開支		(5,952)	(7,803)	(17,852)	(25,079)
應佔聯營公司虧損及對聯營公司之墊款撥備		(1,865)	(2,869)	(8,726)	(8,500)
除稅前溢利		21,347	8,844	50,112	33,649
稅項	(3)	(1,360)	(972)	(4,560)	(3,372)
股東應佔溢利		19,987	7,872	45,552	30,277
股息－中期				—	—
每股盈利	(4)				
－基本				0.847港仙	0.568港仙
－攤薄				不適用	0.565港仙

附註：

(1) 主要會計政策

未經審核綜合收益表乃遵照本公司截至二零零二年三月三十一日止年度之年度賬目所載之主要會計政策而編製。

(2) 營業額

本集團營業額按地區分類之分析如下：

	截至十二月三十一日止九個月 二零零二年 營業額 港幣千元	二零零一年 營業額 港幣千元
按地區分類		
香港／中國大陸	1,046,649	658,560
東南亞	121,791	125,925
美國	61,504	78,466
歐洲	56,206	58,068
其他地區	4,356	47,456
	1,290,506	968,475

按地區劃分之營業額乃以付運商品之目的地為劃分準則。

(3) 稅項

綜合收益表內之稅項包括：

	截至十二月三十一日止九個月 二零零二年 港幣千元	二零零一年 港幣千元
香港利得稅	4,560	3,372

本公司於二零一六年前獲豁免繳交百慕達稅項。香港利得稅乃根據香港產生或源自香港之估計應課稅溢利按稅率16%（二零零一年：16%）計算撥備。本集團並未有為中國大陸之稅項作出撥備，因本集團期內未有該等稅項之應課稅溢利。

於二零零二年十二月三十一日，本集團並無任何尚未撥備之重大遞延稅項。

(4) 每股盈利

每股基本盈利乃根據股東應佔綜合溢利約45,552,000港元（二零零一年：30,277,000港元）及期內已發行股份之加權平均數約5,380,016,727股（二零零一年：5,332,000,000股）計算。

由於截至二零零二年十二月三十一日止九個月內並無潛在攤薄作用之股份，故此並無呈列期內之每股攤薄盈利。截至二零零一年十二月三十一日止九個月之每股攤薄盈利乃根據股東應佔綜合溢利約30,277,000港元及期內已發行股份之加權平均數約5,362,577,396股計算，並已就所有潛在攤薄股份之影響作出調整。

業績

截至二零零二年十二月三十一日止九個月之營業額為1,290,506,000港元，較二零零一年同期上升33.3%。營業額上升主要是來自「金至尊」旅遊展覽廳之貢獻，以及中國大陸和香港業務增長所致。

期內，毛利率由上個財政年度同期的14.7%升至19.7%，很大程度上是因為毛利較高的零售業務銷售額提高所致。

期內，由於零售業務擴充加上「金至尊」及「銀河明星」產品品牌之宣傳費用增加，導致銷售、分銷及推廣開支由二零零一年同期之22,438,000港元，上升至二零零二年期內之97,669,000港元。

股東應佔溢利達45,552,000港元（二零零一年：30,277,000港元），增幅為50.5%。

中期股息

董事不建議就截至二零零二年十二月三十一日止九個月派付中期股息（二零零一年：無）。

購入、出售及贖回本公司之上市證券

於二零零二年七月，本公司在香港聯合交易所有限公司以現金代價178,380港元，購回1,560,000股本公司普通股。上述購回事項之最低及最高購入價分別為每股0.113港元及0.116港元。購回之股份已被註銷，而相等於此等股份面值15,600港元之款項已由實繳盈餘轉撥至資本贖回儲備。

除上述所披露者外，本公司或其任何附屬公司並無於截至二零零二年十二月三十一日止九個月內購入、出售或贖回本公司之上市證券。

本公佈乃根據上市協議第二段而刊發。

承董事會命
主席
林世榮

香港，二零零三年二月十九日

* 僅供識別

Prosper eVision

Prosper eVision Limited
盈盛數碼世紀有限公司*

（於百慕達註冊成立之有限公司）

須予披露交易

董事欣然宣佈，本公司於二零零三年二月十四日與賣方訂立該協議，以總代價14,000,000港元（可按下文所述作出調整）收購星林全部已發行股本，代價之支付方式為現金1,400,000港元，以及本公司在下述條款及條件所規限下，以賣方為受益人發行總額12,600,000港元之承付票。

就上市規則而言，該協議涉及之收購事項構成本公司一項須予披露交易。

本公司茲提述東方日報於二零零三年二月十八日刊登之報導，內容乃關於本公司之執行董事譚金榮先生注入超市業務之事宜，而譚金榮先生乃擁有本公司11%股權。誠如二零零三年一月二十日發出之公佈所述，本公司與譚先生之磋商仍處於初步階段，且並未達成任何協議。如譚先生根據上市規則作出任何注資或根據上市規則第14章作出任何收購，則本公司將另行發表公佈。

應本公司之要求，股份已於二零零三年二月十七日上午九時三十分起暫停買賣，以待發出本公佈。本公司已申請批准股份於二零零三年二月二十日上午九時三十分起恢復買賣。

本公司之股東及有意投資者務須注意，該協議為有條件，且不一定會落實，故股東及有意投資者於買賣本公司之股份時，務請審慎行事。

股份購買協議

日期：
二零零三年二月十四日

賣方：
Portman Properties Limited，一家於英屬處女群島註冊成立之有限公司。賣方、其實益擁有人及董事均為獨立第三方。

買方：
本公司（或其附屬公司）。

將予收購之資產：
相當於星林全部已發行股本之銷售股份。星林已就位於中國東莞市附城樟村之若干物業發展項目（「文華花園」）訂立發展合約，該項目之未建土地面積約有12,580平方米。根據發展合約，星林有權取得文華花園發展項目所得純利之60%。

星林亦於二零零二年十二月十一日與東莞市附城樟村實業發展公司（「樟村」）訂立另一份合約（「樟村合約」），以向樟村收購其於文華花園發展項目所得純利之全部40%權益。根據此份樟村合約，星林同意就所述之40%權益向樟村支付人民幣9,204,200元（約8,765,905港元）。根據樟村合約，星林須於完成起八日內向樟村支付人民幣4,000,000元（約3,809,523.81港元）（「首期付款」）。樟村合約亦規定星林須於支付首期付款12個月後10日內向樟村支付餘下人民幣5,204,200元（約4,956,380.95港元）。本公司或其附屬公司須就樟村合約所付款項撥資最多達8,500,000港元。

星林之業務乃履行發展合約及開發文華花園。

據星林之未經審核管理賬目所示，於二零零二年十二月三十一日之有形資產淨值約為4,277,107.72港元。賣方知會，待於短期內開始對星林進行盡職審查後，將會向本公司提供上兩個年度之財務資料。該等財務資料將會刊載於由本公司寄發予股東之一份通函內。

星林乃獨立於本公司且與本公司或其董事、主要行政人員、主要股東及附屬公司及彼等各自之聯繫人士（定義見上市規則）概無關連。於完成後，星林之業績將按綜合基準計入本集團之賬目內。

代價：
代價金額為14,000,000港元（可按下文條件II(b)項所述作出調整（如有）），支付方式為現金1,400,000港元，以及本公司以賣方為受益人按下列贖回日期及可贖回金額發行總額12,600,000港元之承付票：－

(a) 完成後9個月，2,800,000港元
(b) 完成後12個月，2,800,000港元
(c) 完成後15個月，2,800,000港元
(d) 完成後18個月，4,200,000港元

代價乃本公司與賣方根據由吾等其中一名執行董事譚金榮先生（彼於中國東莞物業發展方面具有多年經驗）評估鄰近地區土地之現時市值及該未建土地之發展潛力按公平原則磋商後釐定，此外，並已參考由東莞市南峰房地產有限公司（該公司主要從事東莞之物業發展及投資業務，而譚金榮先生乃該公司之股東兼董事）所進行之研究報告，該報告涵蓋有關其他交易之資料，包括於二零零二年在同一地區及中國東莞鄰近地區之其他可資比較土地發展項目。經參考該等其他可資比較土地發展項目之市場資料後，董事認為代價就屬公平合理；然而，須就未

倘未能於二零零三年三月三十一日下午五時正前達成或豁免任何條件，則本公司毋須進行購買銷售股份（惟本公司須已盡力促使條件之達成），而該協議亦不再具有任何效力。

倘發生上述事項，本公司將就此發出公佈。

完成：
倘條件全面達成或獲買方豁免（以較後者為準），則完成之日期將為二零零三年三月七日或訂約各方可能同意之其他日期（惟在任何情況下不得遲於二零零三年三月三十一日）。

一般資料

根據上市規則及經修訂之計算方法，收購事項構成一項須予披露交易，且可能影響本公司之股價。一份載有該交易詳情之通函將會寄發予股東。

根據本公司於二零零二年十一月十九日發出之公佈，有關北京東方廣場訴訟之最新進展。

該訴訟仍在進行中，而聆訊將會押後至二零零三年三月三日進行。

本公司自二零零一年二月十七日起已購入：－

1. 根據本公司日期為二零零一年八月六日之公佈，以代價203,800,000港元，購入 Cyber Energy Inc. 100%之權益。支付方式為2,000,000港元現金及發行合共達201,800,000港元之債券。Cyber Energy Inc.持有60%之附屬公司深圳安網達網絡技術有限公司主要從事提供網絡保安服務；及

2. 根據本公司日期為二零零二年二月六日之公佈，以代價36,000,000港元購入 Great Win International Limited（「Great Win」）50%之權益，支付方式為1,000,000港元現金及發行合共達35,000,000港元之可換股票據。Great Win之全資附屬公司 Intwell Technology (S) Private Limited之主要業務為於新加坡開發、生產及銷售電腦軟硬件、集成電腦軟件及提供培訓及售後服務。

報導澄清

本公司茲提述東方日報於二零零三年二月十八日刊登之報導，內容乃關於本公司之執行董事譚金榮先生注入超市業務之事宜，而譚金榮先生乃擁有本公司11%股權。誠如二零零三年一月二十日發出之公佈所述，本公司與譚先生之磋商仍處於初步階段，且並未達成任何協議。如譚先生根據上市規則作出任何注資或根據上市規則第14章作出任何收購，則本公司將另行發表公佈。

應本公司之要求，股份已於二零零三年二月十七日上午九時三十分起暫停買賣，以待發出本公佈。本公司已申請批准股份於二零零三年二月二十日上午九時三十分起恢復買賣。

本公司之股東及有意投資者務須注意，該協議為有條件，且不一定落實，故股東及有意投資者於買賣本公司之股份時，務請審慎行事。

釋義

「收購事項」　指　本公司或其附屬公司根據該協議向賣方購入銷售股份；

「該協議」　指　本公司或其附屬公司（作為買方）

2003年2月20日

致：單位持有人

Adequity信託基金：多貨保證基金

於2003年2月7日至2007年8月8日之投資期內，下限定於最初價格的**70%**。

一籃子股份各股份的最初價格如下：

Amgen	美元	52.09
BAE Systems (英國宇航)	英鎊	1.10
Canon (佳能)	日圓	4,220.00
Cheung Kong (長實)	港元	47.90
Colgate-Palmolive (高露潔)	美元	51.20
Costco Wholesale	美元	28.52
Diageo	英鎊	5.95
Dow Chemical	美元	28.23
General Motors (通用汽車)	美元	36.02
Gillette (吉列)	美元	28.57
Hewlett-Packard (惠普)	美元	16.48
ING (荷蘭銀行集團)	歐元	13.50
Microsoft (微軟)	美元	46.58*
Motorola	美元	7.71
Pepsico (百事可樂)	美元	39.01
Pioneer (先鋒)	日圓	2,310.00
Toyota (豐田)	日圓	2,975.00
Yamanouchi	日圓	3,130.00

*微軟股份一拆二於2003年2月18日生效，股份的實際最初價格因應調整至美元23.29。

如有查詢，請聯絡閣下之分銷銀行，或致電法興熱線2166 4266。

領先資產管理

SG

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA DEVELOPMENT CORPORATION LIMITED
中國發展集團有限公司
(於香港註冊成立之有限公司)

完成公佈

董事會欣然宣佈，完成已於二零零三年二月十九日（「完成日期」）進行。於二零零三年二月十九日，C&P China以現金悉數支付行使價3,735,000美元（或相等於約港幣29,100,000元）予本公司。根據購回選擇權協議所載之條款，購回選擇權股份及該等貸款已於二零零三年二月十九日出售及轉讓予C&P China。

董事會謹此提述本公司於二零零三年一月十四日發表之公佈（「該公佈」）及本公司於二零零三年一月二十四日刊發之通函（「該通函」），並欣然宣佈，完成已於二零零三年二月十九日進行。除文義另有所指外，本公佈所用詞語與該公佈及該通函所界定者具相同涵義。

於二零零三年二月十日舉行之股東特別大會上，股東通過一項普通決議案，批准根據購回選擇權協議預計進行之該等交易。

Sum Cheong已通知董事會，於二零零三年二月十四日，C&P China向Favour Smart發出行使通知以行使購回選擇權，要求Favour Smart根據購回選擇權協議之條款及條件，按照行使價3,735,000美元（或相等於約港幣29,100,000元）將所有購回選擇權股份出售予C&P China，並將其於該等貸款之一切權利、所有權、利益及權益轉移及轉讓予C&P China。

緊隨Favour Smart於完成日期登記成為購回選擇權股份之持有人後，董事全數轉換可換股票據，以換取CP-Sum Cheong (China)之50%股權，並透過本公司之直接全資附屬公司Favour Smart持有該等股權。

完成已於完成日期二零零三年二月十九日進行，而行使價3,735,000美元（或相等於約港幣29,100,000元）已於該日由C&P China以現金悉數支付予本公司。經Sum Cheong、Favour Smart及C&P China共同同意後，完成日期已由於C&P China行使購回選擇權後七個營業日縮短為三個營業日。根據購回選擇權協議所載之條款，購回選擇權股份及該等貸款已於完成日期出售及轉讓予C&P China。完成後，本公司概無CP-Sum Cheong (China)之權益。

承董事會命
中國發展集團有限公司
主席
李如深

香港，二零零三年二月二十日

除本公佈另有指明者外，以美元為單位之款項，已分別按港幣7.80元兌1美元之兌換率換算，但並不表示任何以美元或港幣為單位之款項，應可或可按上述兌換率或任何其他兌換率兌換。

建工地編製獨立估值報告，則完成須待「該協議之條件」所列之第I(c)項條件達成後方告作實。

該項目（包括根據樟村合約下之代價及付款）將由本公司之內部資源及／或銀行融資（如適用）提供資金。

進行收購事項之原因

本公司主要從事投資控股及建造服務，誠如二零零二年中期報告所述，為充份利用本公司於建造業之專業知識，本公司將於中國建造及物業相關方面尋找商機。

文華花園

自一九九二年起及於收購事項前，星林已於約36,280平方米之總地盤面積其中約23,700平方米量度面積之上發展共18座樓房，包括97個商舖單位及496個住宅單位。18座已建成之樓房中，現時有15座已大部分售出及被佔用，餘下3座則有待中國當局授出入伙紙。賣方確認，星林擁有上述土地之土地使用權，惟須根據中國合資格執業律師按下文第I(d)項條件發出之獨立法律意見。

根據按市場情況而更改之初步設計，該項目將分為四個階段，於文華花園內，量度面積約12,580平方米之未建土地上發展。預計項目之首兩個階段乃興建停車場及商舖（可根據設計及／或建築之進程而改變）。預期第一期發展將耗費約5,000,000港元，該項目須於其後自行安排融資。

該協議之條件

該協議須待（其中包括）下列條件在各方面達成後，方告完成：

I. 適用於買方之條件包括（其中包括）：

(a) （如有必要）於完成時或之前，取得本公司買方董事會之所有批准，以及香港或中國政府及監管機構（包括但不限於聯交所及香港金融管理局）之所有批准，就該協議所涉及之交易之公司批准及同意（包括但不限於根據該協議發行承付票）；而倘任何該等股東、政府及監管機構及／或公司批准及同意乃有條件地授出，則有關條件必須為買方可合理地接納，但買方不得無理地拒絕接納所述條件；

(b) 已遵守並符合所有相關之監管規定（包括但不限於聯交所上市規則之規定及香港之所有有關監管規則）；

(c) 買方知會賣方，表示其滿意盡職審查之結果。惟買方概不得對盡職審查之結果提出任何無理反對或表達任何無理之不滿，尤其買方已信納對本公司之稅務事宜及本公司已付及／或應付之香港及／或外地政府收費之盡職審查工作，且承諾不會就此導致之任何損失或補償而向賣方提出索償；

(d) 中國合資格執業律師就發展合約及樟村合約作出獨立法律意見（賣方須就此提供一切必要之協助）；及

(e) 就發展合約下之未建土地而編製之獨立估值報告（賣方須就此提供一切必要之協助）顯示，其價值高於22,500,000港元。

II. 適用於賣方之條件包括（其中包括）：

(a) 星林已訂立樟村合約；

(b) 星林應盡力與樟村磋商，以便將樟村合約中所述之價格減低至不超過8,500,000港元之新價格。倘於完成時，新價格超過8,500,000港元，則應調整代價，以使代價亦相應減低；及

(c) 獲賣方之董事會批准。

		收購事項訂立之買賣協議；
「聯繫人士」	指	具上市規則所賦予之涵義；
「董事會」	指	本公司之董事會；
「本公司」	指	盈盛數碼世紀有限公司，一家於百慕達註冊成立之有限公司，其普通股股本於聯交所上市；
「完成」	指	該協議之完成，經協定為二零零三年三月七日或由訂約各方可能同意之其他日期（惟在任何情況下不得遲於二零零三年三月三十一日）；
「條件」	指	「該協議之條件」一段所載之條件；
「代價」	指	根據該協議，就收購事項支付之合共14,000,000港元（可予調整，如有）；
「發展合約」	指	星林、東莞市附城區房地產開發公司與東莞市附城樟村實業發展公司（「樟村」）就共同發展一項物業發展項目而於一九九二年七月二十一日訂立之合約。該項目名為位於中國東莞市附城樟村之文華花園；而星林可擁有此發展項目所得盈利之60%權益；
「董事」	指	本公司之執行董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	與本公司或其任何附屬公司之董事、主要行政人員及主要股東或彼等各自之聯繫人士（定義見上市規則）概無任何關連之獨立人士；
「上市規則」	指	聯交所證券上市規則；
「星林」	指	星林投資有限公司，一家於一九九二年五月二十六日在香港註冊成立之私人有限公司；
「中國」	指	中華人民共和國；
「銷售股份」	指	1,000,000股每股面值1.00港元之股份，相當於星林之100%全部已發行股本；
「股東」	指	本公司之股東；
「聯交所」	指	香港聯合交易所有限公司；
「賣方」	指	Portman Properties Limited，一家於英屬處女群島註冊成立之有限公司；
「港元」	指	香港之法定貨幣港元；
「人民幣」	指	中國之法定貨幣人民幣。1港元兌人民幣1.05元；
「%」	指	百分比。

承董事會命
盈盛數碼世紀有限公司
執行董事
譚金榮

香港，二零零三年二月十九日

* 僅供識別

ARNHOLD HOLDINGS LIMITED
安利控股有限公司
（於百慕達註冊成立之有限公司）

替代董事委任

安利控股有限公司（「本公司」）董事會欣然宣佈米高．嘉林先生已於二零零三年二月十四日獲委任為本公司非執行董事馬世民先生之替代董事。

承董事會命
公司秘書
黎嘉得

香港，二零零三年二月十九日

* 僅供識別

離職啓事

原是本公司股東及董事林敏先生(MR. LAM MAN BENSON) HKID NO. H037XXX，已於二零零二年十一月一日正式辭退本公司之一切職務及股東身份，此後林君在外之一切事務及責任均與本司無關。特此聲明。

凱能自動化設備有限公司
二零零三年二月二十日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TTi TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
（於香港註冊成立之有限公司）

公佈
再度延期寄發主要交易通函

該通函將於二零零三年三月六日或之前寄發。

除文義另有所指外，本公佈內所用詞彙與該公佈、次項公佈及於二零零三年一月二十九日刊發之公佈（「第三項公佈」）內所界定者具相同涵義。

本公佈乃關於本公司向聯交所申請將該通函之寄發期限由二零零三年一月三十日延至二零零三年二月二十日所刊發之第三項公佈而發出。聯交所於二零零三年二月四日批准上述申請。該通函將於二零零三年三月六日或之前寄發。就此，本公司已向聯交所申請將該通函之寄發期限由二零零三年二月二十日再延至二零零三年三月六日。提出上述申請之理由為本公司需要較多時間以便取得及收載Royal截至二零零二年十二月三十一日止年度之經審核業績，從而為股東提供有關Royal財政狀況及經營前景之最新資料，而本公司之核數師亦需要較多時間以便對Royal及本集團之若干財務資料作最後整理以供轉載於該通函內。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年二月十九日

YSH

YEW SANG HONG (HOLDINGS) LIMITED
耀生行（集團）有限公司*
（於開曼群島註冊成立之有限公司）

公告

耀生行（集團）有限公司（「本公司」）董事會（「董事會」）宣佈，賴細生先生於二零零三年二月十九日辭任為本公司之執行董事及主席。

董事會謹此向賴細生先生衷心致謝，感謝彼於過去為本公司所作的寶貴貢獻。

董事會亦謹此宣佈，執行董事韓明光先生，已於二零零三年二月十九日獲選並委任為本公司主席。

承董事會命
耀生行（集團）有限公司
公司秘書
賴祐康

香港，二零零三年二月十九日

* 僅供識別